File No. 333-______
As filed with the Securities and Exchange Commission on February 20, 1998.

                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549
                                 FORM S-3
                           REGISTRATION STATEMENT
                                   UNDER
                              THE SECURITIES ACT
                                   OF 1933
                              ------------------
                                 INTERFACE, INC.
            --------------------------------------------------
            (Exact name of issuer as specified in its charter)

            Georgia                               58-1451243
 ------------------------------             ----------------------
 (State or other jurisdiction of              (I.R.S. Employer
  incorporation or organization)            Identification Number)

2859 Paces Ferry Road, Suite 2000, Atlanta, Georgia  30339, (770) 437-6800
--------------------------------------------------------------------------
 (Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

                       Raymond S. Willoch, Esquire
              Vice President, General Counsel and Secretary
                             INTERFACE, INC.
        2859 Paces Ferry Road, Suite 2000, Atlanta, Georgia  30339
                              (770) 437-6800
 ------------------------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                Copies to:
             W. RANDY EADDY, ESQ.                ARTHUR JAY SCHWARTZ, ESQ.
            KILPATRICK STOCKTON LLP            SMITH, GAMBRELL & RUSSELL, LLP
                  Suite 2800                             Suite 3100
        1100 Peachtree Street, Atlanta,       1230 Peachtree Street, Atlanta,
              Georgia  30309-4530                      Georgia 30309
                (404) 815-6500                         (404) 815-3500

                              ------------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration
Statement becomes effective.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ___

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___ ____________

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
___  _______________

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                  CALCULATION OF REGISTRATION FEE
===============================================================================================================================
                                              Amount to be      Proposed Maximum        Proposed Maximum          Amount of
                                               Registered      Offering Price per      Aggregate Offering        Registration
Title of Each Class of Securities to be           <F2>             Unit <F2><F3>          Price <F2><F3>            Fee<F2>
Registered<F1>
-------------------------------------------------------------------------------------------------------------------------------
Debt Securities                                     -               100% <F4>             $300,000,000             $88,500
-------------------------------------------------------------------------------------------------------------------------------
Preferred Stock, par value $1.00 per                -                   -                       -                      -
share
-------------------------------------------------------------------------------------------------------------------------------
Depositary Shares <F5>                              -                   -                       -                     -
-------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value $.10 per            -                   -                       -                     -
share
================================================================================================================================

<F1>     Securities registered hereunder (the "Securities") may
         be sold separately, together or as units with other Securities registered hereunder. The Securities registered hereunder include such indeterminate number of shares of Common Stock or Preferred Stock which may be issued upon conversion of convertible Debt Securities or convertible Preferred Stock.

<F2>     Pursuant to Rule 457(o) under the Securities Act of
         1933, as amended (the "Securities Act"), which permits the registration fee to be calculated on the basis of the maximum offering price of all the securities registered, the table does not specify by each class information as to the amount to be registered, proposed maximum offering price per unit or the proposed maximum aggregate offering price.

<F3>     Estimated in accordance with Rule 457(o) under the
         Securities Act, solely for the purpose of determining the registration fee.

<F4>     Or, in the event of the issuance of original issue
         discount securities, such higher principal amount as may be sold for an initial public offering price of up to $300,000,000.

<F5>     There are also being registered hereunder an
         indeterminate number of Depositary Shares to be evidenced by Depositary Receipts issued pursuant to a Deposit Agreement. If fractional interests in shares of the Preferred Stock registered hereunder are offered, Depositary Receipts may be distributed to those persons purchasing such fractional interests and the shares of Preferred Stock will be deposited with the Depositary under the Deposit Agreement.

     THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
PROSPECTUS     SUBJECT TO COMPLETION, DATED _______, 1998


                              [logo]
                            INTERFACE

                           $300,000,000
                         Debt Securities
                         Preferred Stock
                       Class A Common Stock

               ___________________________________

     Interface, Inc. ("Interface" or the "Company") intends to issue from time to time, in one or more series, up to $300,000,000 aggregate offering price of its (i) unsecured debt securities ("Debt Securities"), which may be either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities"), (ii) preferred shares, par value $1.00 per share ("Preferred Shares"), which may be issued in whole or in a fraction of a Preferred Share in the form of depositary shares evidenced by depositary receipts ("Depositary Shares") and (iii) shares of Class A Common Stock, par value $.10 per share ("Class A Common Stock"); the Debt Securities, Preferred Shares, Depositary Shares and Class A Common Stock are referred to collectively as the "Securities". The Securities offered hereby (the "Offered Securities") may be offered separately or together, in separate series, in amounts, at prices, and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered, such as, where applicable, (i) in the case of Debt Securities, the specific designation (including whether senior or subordinated), aggregate principal amount, denomination, maturity, premium, if any, priority, interest rate (which may be variable or fixed), time of payment of any premium and any interest, terms for optional redemption or repayment or for sinking fund payments, if any, and terms for conversion into or exchange for other Offered Securities; (ii) in the case of Preferred Shares, the specific title and stated value, number of shares or fractional interests therein, the dividend, liquidation, redemption, conversion, voting and other rights, and whether interests in the Preferred Shares will be represented by Depositary Shares; and (iii) in the case of all Offered Securities, any initial offering price, will be set forth in the applicable Prospectus Supplement. The Prospectus Supplement will also contain information, where applicable, about material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities offered thereby.

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN
CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE OFFERED
SECURITIES.

     The Offered Securities may be offered directly through underwriters or dealers or through such firms or other firms acting alone or through dealers. The Offered Securities may also be sold directly by the Company or through agents to investors. The names of any agents, dealers or managing underwriters, and of any underwriters involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the applicable agents' commission, dealers' purchase price or underwriters' discounts and commissions, and the net proceeds to the Company from such sale, will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution".
               ___________________________________

     This Prospectus may not be used to consummate the sale of
the Securities unless accompanied by a Prospectus Supplement.
                  ___________________________________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
     SECURITIES COMMISSION NOR HAS THE SECURITIES AND
        EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE  ACCURACY OR
            ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY
                  IS A CRIMINAL OFFENSE.

        The date of this Prospectus is ____________, 1998 Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would beunlawful prior to registration or qualification under the securities laws of any such state.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES TO ANY PERSON IN ANY JURISDICTION TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information, may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, the Commission maintains a site on the World Wide Web portion of the Internet, which contains reports, proxy and information statements and other information regarding registrants (such as the Company) that file electronically with the Commission, at http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Securities offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules which may be inspected and copied in the manner and at the locations described above. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each statement is qualified in its entirety by such reference.

        INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents heretofore filed by the Company with the Commission are hereby incorporated by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 29, 1996; (ii) the Company's quarterly reports on Form 10-Q for the quarters ended March 30, 1997, June 29, 1997, and September
28, 1997; and (iii) the description of the Company's capital stock contained in the Company's Registration of Securities on Form 8-A filed on April 30, 1984, as amended by Form 8 filed on August 19, 1988, including all amendments or reports filed for the purpose of updating such description.

     All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of the reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus or any Prospectus Supplement shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein, therein or in any other subsequently filed documents which also is or is deemed to be incorporated by reference in this Prospectus or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus. Written or oral requests for such copies should be directed to: Interface, Inc., 2859 Paces Ferry Road, Suite 2000, Atlanta, Georgia 30339,
Attention:  Corporate Secretary (telephone: 770-437-6800).

                           THE COMPANY

     Interface is a global manufacturer, marketer, installer and servicer of products for the commercial and institutional interiors market. With a 40% market share, the Company is the worldwide leader in the modular carpet segment, which includes both carpet tile and six-foot roll goods. The Company's Bentley Mills, Prince Street and Firth brands are leaders in the high quality, designer-oriented sector of the broadloom segment. The Company provides carpet installation and maintenance services through its domestic dealer network, Re:Source Americas, and provides specialized carpet replacement services through its Renovisions, Inc. ("Renovisions") subsidiary. The Company's Interior Fabrics Group includes the leading U.S. manufacturer of panel fabrics for use in open plan office furniture systems, with a market share in excess of 50%. The Company's specialty products operations produce raised/access flooring systems, antimicrobial additives, adhesives and various other chemical compounds and products. These complementary product offerings, together with an integrated marketing philosophy, enable Interface to take a "total interior solution" approach to serving the diverse needs of its customers around the world.

     The Company markets products in over 100 countries around the world under such established brand names as Interface and Heuga in modular carpet; Bentley Mills, Prince Street and Firth in broadloom carpets; Guilford of Maine, Stevens Linen, Camborne, Toltec and Intek in interior fabrics and upholstery products; Intersept in chemicals; and C-Tec, Intercell and Interstitial Systems in raised/access flooring systems. The Company utilizes an internal marketing and sales force of over 1,100 experienced personnel (the largest in the commercial floorcovering industry), stationed at over 100 locations in over 35 countries, to market the Company's carpet products and services in person to its customers. The Company's principal geographic markets are North America (68% of 1996 sales), the United Kingdom and Western Europe (25% of 1996 sales), and Japan and Australia (4% of 1996 sales). The Company is aggressively developing opportunities in Greater China and Southeast Asia, South America, and Central and Eastern Europe, which represent significant growth markets for the Company.

     While the Company's revenues from U.S. operations have historically been derived primarily from the renovation market, Interface believes that the recovery in the U.S. commercial office market, which began in the mid 1990's, will drive growth in the new construction market over the next several years. From a high of nearly 24% in 1986, suburban office vacancy rates dropped to a decade low of 10.3% as of June 1997. In addition, 30 out of 54 major metropolitan areas were below the 10% vacancy level (versus three out of 54 three years ago). The Company believes that a 10% vacancy level is a critical threshold which drives new construction. Given the decade-long downturn in the office market, the Company believes the recovery should continue for a significant number of years. The Company expects that all of its domestic operations will benefit from these industry developments. In its international markets, the Company expects to benefit from both increased use and acceptance of its products as well as recoveries in the commercial office markets, particularly in Europe. The Company also believes that, within

the overall floorcovering market, the demand for modular carpet is increasing worldwide as more customers recognize its advantages in terms of greater design options and flexibility, longer average life, and ease of access to sub-floor wiring.

     During 1996, the Company had revenues and net income of $1.0 billion and $26.4 million, respectively, the highest in the Company's history. Revenues were driven by carpet sales ($804 million), fabric sales ($149 million) and chemical and specialty product sales ($48 million), accounting for 80%, 15% and 5% of total sales, respectively. The Company has experienced a compound annual growth rate in its revenues and net income of 14% and 21%, respectively, over the five-year period from 1992 to 1996. In the first nine months of 1997, the Company reported revenues and net income of $826,443 and $24,824, representing increases of 15.1% and 43.4%, respectively, over the first nine months of 1996.

RECENT DEVELOPMENTS

     On December 30, 1997, the Company completed the acquisition of the European carpet businesses of Readicut International plc ("Readicut"), for $50.3 million. After the planned divestiture of certain assets of Readicut, including its Network Flooring dealer division and Joseph, Hamilton & Seaton Ltd., the Company's final investment for the retained Readicut businesses will be less than $15 million. The retained businesses will include Firth Carpets Ltd., based in Brighouse, West Yorkshire, a leading manufacturer of high quality woven and tufted carpet primarily for the contract markets; and Vebe Floorcoverings BV, located in the Netherlands, a leading manufacturer of needlepunch carpet. Annual revenues from those retained businesses were approximately $100 million in 1997. Firth Carpets is located in close proximity to the Company's Camborne Fabrics facility and its Shelf, England modular carpet facility, which is expected to allow Interface to realize significant synergies with these existing operations.
                      ______________________

     The Company was incorporated under the laws of the State of Georgia in 1973. The Company's principal executive offices are located at 2859 Paces Ferry Road, Suite 2000, Atlanta, Georgia
30339, and its telephone number is (770) 437-6800.

                           RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE OFFERED SECURITIES. THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT CONTAIN "FORWARD-LOOKING" STATEMENTS AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, THAT ARE BASED ON CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS. STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS, ARE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS CONTAIN POTENTIAL RISKS AND UNCERTAINTIES; THEREFORE, ACTUAL RESULTS MAY DIFFER MATERIALLY. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. IMPORTANT FACTORS THAT MAY AFFECT SUCH STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, THOSE SET FORTH BELOW.


STRONG COMPETITION

     The commercial floorcovering industry is highly competitive. Globally, the Company competes for sales of its modular and broadloom carpet with other carpet manufacturers and manufacturers of vinyl and other types of floorcovering.
Although the industry recently has experienced significant consolidation, a large number of manufacturers remain in the industry. Management believes that the Company is the largest manufacturer of modular carpet in the world, with a global market share over two times that of its nearest competitor. However, a number of domestic and foreign competitors manufacture modular carpet as one segment of their business, and certain of these competitors have financial resources in excess of the Company's.

CYCLICAL NATURE OF INDUSTRYY


     Sales of the Company's principal products are related to the construction and renovation of commercial and institutional buildings. Such activity is cyclical and can be affected by the strength of a country's general economy, prevailing interest rates and other factors that lead to cost control measures by businesses and other users of commercial or institutional space. The effects of such cyclicality upon the new construction sector of the market tend to be more pronounced than its effects upon the renovation sector. Although the predominant portion of the Company's sales are generated from the renovation sector, any such adverse cycle, in either sector of the market, would lessen the overall demand for commercial interiors products, which could impair the Company's growth.

RELIANCE ON KEY PERSONNEL

     The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of its senior management executives, particularly Ray C. Anderson, Chairman of the Board and Chief Executive Officer; Charles R. Eitel, President and Chief Operating Officer; and Gordon D. Whitener, Senior Vice President. Each of Messrs. Anderson, Eitel and Whitener have entered into employment agreements with the Company containing certain covenants of non-competition, and the Company currently maintains key-man insurance on each of Messrs. Anderson and Eitel. In addition, the Company relies

significantly on the leadership of its design staff by David Oakey of David Oakey Designs, Inc., which provides product design/production engineering services to the Company under an exclusive consulting contract that contains certain covenants of non-competition. The loss of all or some of such personnel could have an adverse impact on the Company.

RISKS OF FOREIGN OPERATIONS

     The Company has substantial international operations. In fiscal 1996, approximately 35% of the Company's revenues and a significant portion of the Company's production were outside the United States, primarily in Europe, and the Company's corporate strategy includes the expansion of its international business on a worldwide basis. As a result, the Company's operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, foreign exchange restrictions, changing political conditions and governmental regulations. The Company also receives a substantial portion of its revenues in currencies other than U.S. dollars, which makes it subject to the risks inherent in currency translations. The Company's ability to manufacture and ship products from facilities in several foreign countries reduces the risks of foreign currency fluctuations it might otherwise experience, and the Company also engages from time to time in hedging programs intended to further reduce those risks. Despite this, the scope and volume of the Company's global operations make it impossible to eliminate completely all foreign currency translation risks as an influence on the Company's financial results.

CONTROL OF ELECTION OF A MAJORITY OF BOARD

     The Company's Chairman and Chief Executive Officer, Ray C. Anderson, beneficially owns approximately 60% of the Company's outstanding Class B Common Stock, and has entered into a voting agreement, which expires in April 1998, with certain other holders of Class B Common Stock pursuant to which such other holders have irrevocably appointed Mr. Anderson their proxy and attorney-in-fact to vote their shares. The holders of the Class B Common Stock are entitled, as a class, to elect a majority of the Board of Directors of the Company, which means that Mr. Anderson has sufficient voting power to elect a majority of the Board of Directors. The holders of the Class B Common Stock generally vote together as a single class with the holders of the Class A Common Stock on all other matters submitted to the shareholders for a vote, however, and Mr. Anderson's beneficial ownership of the outstanding Class A and Class B Common Stock combined is less than 10%. See "Description of Capital Stock -- Class B Stock Voting Agreement".

RELIANCE ON PETROLEUM-BASED RAW MATERIALS

     Petroleum-based products comprise the predominant portion of the cost of raw materials used by the Company in manufacturing. While the Company generally attempts to match cost increases with corresponding price increases, large increases in the cost of such petroleum-based raw materials could adversely affect the Company if the Company were unable to pass through to its customers such increases in raw material costs.

RELIANCE ON THIRD PARTY FOR SUPPLY OF FIBER

     E. I. DuPont de Nemours and Company ("DuPont") currently supplies a significant percentage of the Company's requirements for synthetic fiber, the principal raw material used in the Company's carpet products. DuPont also competes with the Company's Re:Source Americas network through DuPont's own distribution channel and aligned carpet mills. While the Company believes that there are adequate alternative sources of supply from which it could fulfill its synthetic fiber requirements, the unanticipated termination or interruption of the supply arrangement with DuPont could have a material adverse effect on the Company because of the cost and delay associated with shifting more business to another supplier.

RESTRICTIONS DUE TO SUBSTANTIAL INDEBTEDNESS

     The Company's indebtedness is substantial in relation to its shareholders' equity. As of September 28, 1997, the Company's long-term debt (net of current portion) totaled $426.4 million or approximately 57.9% of its total capitalization. As a consequence of its level of indebtedness a substantial portion of the Company's cash flow from operations must be dedicated to debt service requirements. The terms of the Company's outstanding indebtedness also restrict the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments or investments in certain situations, consummate certain asset sales, enter into certain transactions with affiliates, incur liens, or merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of their assets. They also require the Company to meet certain financial tests and comply with certain other reporting, affirmative and negative covenants.

YEAR 2000 RISK

     The "year 2000 issue" arises from the widespread use of computer programs that rely on two-digit date codes to perform computations or decision-making functions. Many of these programs may fail due to an inability to properly interpret date codes beginning January 1, 2000. For example, such programs may misinterpret "00" as the year 1900 rather than 2000. In addition, some equipment, being controlled by microprocessor chips, may not deal appropriately with the year "00". The Company is evaluating its computer systems with the help of outside consultants to determine which modifications and expenditures will be necessary to make its systems compatible with year 2000 requirements. The Company believes that its systems will be year 2000-compliant upon implementation of such modifications.

     The Company currently estimates the total cost of such modifications to be at least $17 million, although it could be significantly more. Of the total project cost, approximately
$10 million is attributable to the cost of new hardware and software which will be capitalized in connection with the consolidation globally of the Company's management and financial accounting systems. The remaining $7 million will be expensed as incurred over the next two years. However, there can be no assurance that all necessary modifications will be identified and corrected or that unforeseen difficulties or costs will not arise. In addition, there can be no assurance that the systems of other companies on which the company's systems

rely will be modified on a timely basis, or that the failure by another company to properly modify its systems will not negatively impact the Company's systems or operations.

                         USE OF PROCEEDS

     Unless otherwise specified in the applicable Prospectus
Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, including working capital, the repayment or refinancing of previously outstanding indebtedness, future acquisitions and capital expenditures. Pending application of the net proceeds for specific purposes, proceeds may be invested in short-term or marketable securities.

                RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical consolidated ratios of earnings to fixed charges for the Company for the periods indicated. The ratio of earnings to fixed charges is determined by dividing net earnings before interest expense, taxes on income, amortization of debt expense, and a portion of rent expense representative of the interest component by the sum of interest expense, amortization of debt expense and the portion of rent expense representative of the interest component.

      Nine Months Ended                                Fiscal Year Ended
 ---------------------------   --------------------------------------------------------------
 September 29,  September 28,  December 31,   December 1,  January 1,  January 2,  January 3,
     1997           1996           1996          1995         1995        1994        1993
     ----           ----           ----          ----         ----        ----        ----
     2.5             2.1            2.3           2.1          2.0          1.9         1.8

                 DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may not apply thereto will be described in the Prospectus Supplement relating to such Offered Debt Securities.

     The Debt Securities may be issued from time to time, in one or more series, and will constitute either Senior Debt Securities or Subordinated Debt Securities. Senior Debt Securities will be issued under an Indenture (the "Senior Indenture"), between the Company and First Union National Bank, N.A., as Trustee (the "Senior Trustee"). The Subordinated Debt Securities will be issued under an Indenture (the "Subordinated Indenture"), between the Company and a trustee to be named prior to the offering of any Subordinated Debt Securities, as Trustee (the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are referred to herein individually as an "Indenture" and, collectively, as the "Indentures," and the Senior Trustee and the Subordinated Trustee are referred to herein individually as the "Trustee" and collectively as the "Trustees".

     The following summaries of certain provisions of the Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indentures, including the definitions therein of certain terms. Certain capitalized terms used herein are defined in the Indentures. The Indentures are substantially identical, except for certain covenants of the Company and provisions relating to subordination.

GENERAL

     The Indentures do not limit the amount of debt securities that can be issued thereunder and provide that debt securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. The Indentures do not limit the amount of other Indebtedness or securities, other than certain secured Indebtedness as described below, that may be issued by the Company or its Subsidiaries. All Senior Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated Indebtedness of the Company. All Subordinated Debt Securities will be unsecured and will be subordinated in right of payment to the prior payment in full of Senior Indebtedness (which term includes the Senior Debt Securities) of the Company as described below under "Provisions Applicable Solely to Subordinated Debt Securities--Subordination." In addition, creditors of Subsidiaries of the Company are entitled to a claim on the assets of such Subsidiaries. Consequently, in the event of a liquidation or reorganization of any Subsidiary, creditors of the Subsidiary are likely to be paid in full before any distribution is made to the Company and holders of Senior Debt Securities or Subordinated Debt Securities, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such Subsidiary and any Indebtedness of such Subsidiary senior to that held by the Company.

     Reference is made to the Prospectus Supplement for the following terms thereof: (i) the title of the Offered Debt Securities and classification as Senior Debt Securities or Subordinated Debt Securities; (ii) any limit upon the aggregate principal amount of the Offered Debt Securities; (iii) if other than 100% of the principal amount, the percentage of the principal amount at which the Offered Debt Securities will be offered; (iv) the date or dates on which the principal of the Offered Debt Securities will be payable (or method of determination thereof); (v) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest (or method of determination thereof), if any, the date or dates from which any such interest will accrue and on which such interest will be payable, and the record dates for the determination of the holders to whom interest is payable; (vi) if other than U.S. dollars, the currency or units based on or relating to currencies in which the Offered Debt Securities are denominated and which the principal of, interest on and any Additional Amounts (as defined below) will or may be payable;
(vii) if other than as set forth herein, the place or places where the principal of, interest on and any Additional Amounts payable in respect of the Offered Debt Securities will be payable; (viii) the price or prices at which, the period or periods within which, and the terms and conditions upon which Offered Debt Securities may be redeemed, in whole or in part, at

the option of the Company; (ix) whether the Offered Debt Securities are convertible into Class A Common Stock and, if so, the terms and conditions upon which such conversion will be effected, including the initial conversion price or conversion rate, the conversion period and other conversion provisions in addition to or in lieu of those described in the applicable Indenture; (x) the obligation, if any, of the Company to redeem, repurchase or repay Offered Debt Securities, whether pursuant to any sinking fund or analogous provisions or pursuant to other provisions set forth therein or at the option of a holder thereof; (xi) whether the Offered Debt Securities will be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee; (xii) whether and under what circumstances the Company will pay Additional Amounts in respect of certain taxes imposed on certain holders of Offered Debt Securities or as otherwise provided; and
(xiii) any other terms or conditions not inconsistent with the provisions of the Indenture upon which the Offered Debt Securities will be offered. "Principal" when used herein includes, when appropriate, the premium, if any, on the Debt Securities. For a description of the terms of the Offered Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the description of Debt Securities set forth herein.

     Unless otherwise provided in the Prospectus Supplement, principal, interest and Additional Amounts, if any, will be payable, and the Debt Securities will be transferable or, if applicable, convertible at the office or offices or agency maintained by the Company for such purposes; provided that payment of interest on registered Debt Securities may be made by check mailed to the persons entitled thereto at the addresses of such persons appearing on the Debt Security register. In the case of registered Debt Securities, interest on the Debt Securities will be payable on any interest payment date to the persons in whose name the Debt Securities are registered at the close of business on the record date with respect to such interest payment date.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued only in fully registered form, without coupons, in minimum denominations of $1,000 and any integral multiple thereof. The Debt Securities may be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee and, if so represented, interests in such global note will be shown on, and transfers thereof will be effected only through, records maintained by the designated depository and its participants as described below. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special Federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement.

     Some of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or bearing interest at a rate that, at the time of issuance, is below market rates) to be sold at a substantial discount below their stated principal amount ("Original Issue Discount Securities"). Federal income tax consequences and other special considerations applicable to any

such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto.

     If the purchase price of any Debt Securities is payable in one or more foreign currencies or currency units, or if any Debt Securities are denominated in one or more foreign currencies or currency units, or if the principal of or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain Federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

     Debt Securities may be presented for exchange, and registered Debt Securities may be presented for transfer, in the manner, at the places and subject to the restrictions set forth in the applicable Indenture, the Debt Securities and the Prospectus Supplement relating thereto. Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The Indentures require the annual filing by the Company with the Trustee of a certificate as to compliance with certain covenants contained in the Indentures.

     The Company will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act that may then be applicable, in connection with any obligation of the Company to purchase Debt Securities at the option of the holders thereof. Any such obligation applicable to a series of Debt Securities will be described in the Prospectus Supplement relating thereto.

     Unless otherwise described in a Prospectus Supplement relating to any Offered Debt Securities, the Indentures do not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in the event of a sudden and significant decline in the credit quality of the Company or a takeover, recapitalization or highly leveraged or similar transaction involving the Company. Accordingly, the Company could in the future enter into transactions that could increase the amount of Indebtedness outstanding at that time or otherwise affect the Company's capital structure or credit rating. Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for information with respect to any deletions from, modifications of or addition to the Events of Default described below or covenants of the Company contained in the Indentures, including any addition of a covenant or other provision providing event risk or similar protection.

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities may be issued in whole or in part in the form of one or more temporary or permanent global securities (the "Global Securities") that will be deposited with, or on behalf of, a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 ("Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Global Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary of such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or, if such Debt Securities are offered and sold directly by the Company, by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the applicable Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a holder under the applicable Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in such Global Security desires to give any notice to take any action a holder is entitled to give or take under the applicable Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal of and any premium and interest on a Global
Security will be payable in the manner described in the applicable Prospectus Supplement.

CONVERSION

     The Indentures contain certain general provisions regarding the possible conversion of Debt Securities into Class A Common Stock (or cash in lieu thereof). The specific terms applicable to any series of Convertible Debt Securities that is then being offered, including the initial conversion price or conversion rate, any adjustments to such conversion price or conversion rate and the conversion period, as well as the conditions upon which such conversion will be effected, will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT AND REMEDIES

     An Event of Default with respect to the Debt Securities of any series is defined in each Indenture as: (i) default in the payment of any installment of interest on or any Additional Amounts payable in respect of any of the Debt Securities of such series as and when the same shall become due and payable, and continuance of such default for a period of 30 days; (ii) default in the payment of all or any part of the principal of any of the Debt Securities of such series as and when the same shall become due and payable either at maturity, upon any redemption, or otherwise; (iii) the failure by the Company to perform or observe any of its other covenants, conditions or agreements contained in the Debt Securities of such series or set forth in the applicable Indenture and continuance of such failure for a period of 30 days after due notice by the applicable Trustee or by the holders of at least 25% in principal amount of the Debt Securities of that

series then outstanding; (iv) default in the payment of any scheduled payment of principal of or interest on any Indebtedness of the Company or any Subsidiary of the Company (other than the Debt Securities of such series) aggregating more than $25 million in principal amount, when due after giving effect to any applicable grace period, that results in such Indebtedness becoming due and payable prior to the date on which it would otherwise become due and payable, and such acceleration shall not have been rescinded or annulled, or such Indebtedness shall not have been discharged; or (v) certain events of bankruptcy, insolvency or reorganization involving the Company or its Subsidiaries as more fully described in the Indentures. Additional Events of Default may be added for the benefit of holders of certain series of Debt Securities which, if added, will be described in the Prospectus Supplement relating to such Debt Securities. The Indentures provide that the Trustee shall notify the holders of Debt Securities of each series of any continuing default known to the Trustee which has occurred with respect to that series within 60 days after the occurrence thereof. The Indentures provide that notwithstanding the foregoing, except in the case of default in the payment of the principal of, interest on or any Additional Amounts payable in respect of any of the Debt Securities of such series the Trustee may withhold such notice if the Trustee in good faith determines that the withholding of such notice is in the interests of the holders of Debt Securities of such series.

     If an Event of Default of the type described in clause (v) above shall happen and be continuing, then the principal of (or, with respect to a series of Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series), accrued and unpaid interest on, and any Additional Amounts payable in respect of the Debt Securities will become immediately due and payable. If one or more Events of Default of the type described in clauses (i) through (iv) with respect to any series of Debt Securities at the time outstanding shall happen and be continuing, then either the Trustee or the holders of not less than 51% of the principal amount of that series of the Debt Securities then outstanding may declare the principal (or, with respect to a series of Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series), accrued and unpaid interest on and any Additional Amounts payable in respect of the Debt Securities of that series due and payable immediately. This provision is subject to the condition that if, after any declaration of acceleration and before Stated Maturity of the principal with respect to the Debt Securities of any series, all arrears of interest and any Additional Amounts and the expenses of the Trustee, its agents or attorneys shall be paid by or for the account of the Company, and all Defaults (other than the payment of principal that has been declared due and payable) have been cured to the satisfaction of the Trustee, then the Trustee shall, upon the written request of the holders of a majority in principal amount of the Debt Securities of the applicable series, waive such Default and rescind or annul the declaration of acceleration; but no such waiver, rescission or annulment shall extend to or affect any subsequent Default or impair any right consequent thereon.

     No holder of any Debt Security of any series will have the right to pursue a remedy under the applicable Indenture or the Debt Securities, unless (i) such holder gives the Trustee notice of a continuing Default with respect to the Debt Securities of that series, (ii) the holders of at least a majority of the Debt Securities of the applicable series make a request to the Trustee to pursue the remedy, (iii) such holder or holders offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense and (iv) the Trustee does not comply with the request within 10 days after the receipt of the request and the offer of security or indemnity. However, nothing contained in the Indentures shall affect or impair the right of any holder of Debt Securities to institute suit to enforce payment of the principal of, interest on and any Additional Amounts payable in respect of such holder's Debt Securities on or after the due dates expressed in such Debt Securities.

     The Company must furnish to the Trustee a statement, detailing any Defaults of which it is aware, within 30 days of becoming aware of the occurrence of any Default.

REPORTS

     The Indentures provide that the Company will file with the Trustee copies of the annual reports and other information, documents and reports that the Company is required to file with the Commission pursuant to the Exchange Act. If the Company is not required to file such reports and other information, the Indentures provide that the Company shall file with the Trustee and cause to be mailed to the holders of Debt Securities (i) annual reports containing the information required to be contained in an annual report on Form 10-K, (ii) quarterly reports containing the information required to be contained in a quarterly report on Form 10-Q and (iii) promptly after the occurrence of an event required to be therein reported, such other reports containing information required to be contained in a current report on Form 8-K. The Company shall also comply with the requirements of Section 314(a) of the Trust Indenture Act.

SUCCESSOR COMPANY


     The Indentures provide that the Company will not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets, or assign any of its obligations under the Debt Securities or applicable Indenture, unless (i) the entity formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, lease, conveyance or other disposition shall have been made (the "Surviving Entity"), is a corporation organized and existing under the laws of the United States, any state thereof, or the District of Columbia; (ii) the Surviving Entity assumes by supplemental indenture all of the obligations of the Company under the Debt Securities and the applicable Indenture; and (iii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing. With respect to the sale of assets, the phrase "all or substantially all" as used in the Indentures varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under applicable law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a

particular transaction would involve a disposition of "all or substantially all" of the assets of a person, and therefore it may be unclear as to whether a disposition of assets comes within the terms of this provision.

DISCHARGE

     Each Indenture provides that it will cease to be of further effect (except that certain obligations will survive) with respect to a series of Debt Securities when all outstanding Debt Securities of such series authenticated and issued have been delivered (other than destroyed, lost or stolen Debt Securities that have been replaced or paid) to the Trustee for cancellation and the Company has paid all sums payable under such Indenture with respect to such series of Debt Securities.

MODIFICATION OF THE INDENTURES

     Each Indenture contains provisions permitting the Company and the applicable Trustee, with the consent of the holders of not less than a majority in principal amount of the Debt Securities of each series at the time outstanding under such Indenture, to enter into supplemental indentures to amend any of the provisions of that Indenture or any supplemental indenture with respect to the Debt Securities of such series; provided that, unless consented to by each holder of Debt Securities of such series, no such supplemental indenture may (i) reduce the amount of Debt Securities whose holders must consent to an amendment or a waiver; (ii) reduce the rate of or change the time for payment of interest or Additional Amounts, including default interest on any Debt Security; (iii) reduce the principal of or change the Stated Maturity of any Debt Security or alter the provisions with respect to redemption; (iv) make any Debt Security payable in money other than that stated in the Debt Security; (v) make any change in the types of amendment that need the approval of every affected holder of Debt Securities; (vi) with respect to the Senior Indenture, affect the ranking of the Debt Securities; or (vi) waive a Default in the payment of principal of, any Additional Amounts payable in respect of or interest on, or with respect to, any Debt Security.

     The applicable Trustee and the Company may enter into supplemental indentures which amend the applicable Indenture and the Debt Securities with respect to a particular series without the consent of any holder of Debt Securities in order to: (i) cure any ambiguity, omission, defect or inconsistency; (ii) comply with such Indenture concerning the substitution of successor corporations pursuant to a merger or consolidation;
(iii) comply with any requirements of the Commission in connection with the qualification of such Indenture under the Trust Indenture Act; (iv) provide for uncertificated securities;
(v) make any change that does not materially adversely affect the legal rights of any holder of Debt Securities under the applicable Indenture as then in effect; (vi) secure the Debt Securities and make intercreditor arrangements with respect to any such Debt Securities (unless prohibited by such Indenture);
(vii) provide for a replacement Trustee; or (viii) add to the covenants and agreements of the Company for the benefit of all the holders of all of the Debt Securities with respect to a series or surrender any right or power reserved for the Company in such Indenture.

DEFEASANCE AND COVENANT DEFEASANCE


     Each Indenture provides that the Company may elect either
(i) to terminate (and be deemed to have satisfied) all its obligations with respect to the Debt Securities outstanding under such Indenture (except for the obligations to register the transfer or exchange of such Debt Securities, to replace mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities, to compensate and indemnify the applicable Trustee and to punctually pay or cause to be paid the principal of, interest on and any Additional Amounts payable in respect of all Debt Securities of such series when due) ("defeasance") or (ii) to be released from its obligations with respect to certain covenants ("covenant defeasance"), in either case upon the deposit with the Trustee, in trust for such purpose, of money (and/or U.S. Government Obligations (as defined in the Indentures) which through the payment of principal and interest in accordance with their terms will provide money) in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of, interest on and any Additional Amounts payable in respect of the outstanding Debt Securities of such series, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may be established only if, among other things, the Company has delivered to the Trustee an opinion of counsel (as specified in such Indenture) with regard to certain matters, including an opinion to the effect that the holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and discharge and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance, as the case may be, had not occurred. The applicable Prospectus Supplement may further describe these or other provisions, if any, permitting defeasance or covenant defeasance with respect to the Debt Securities of any series.


PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

     SUBORDINATION. The Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness (as defined below) of the Company. If the Company should default in the payment of any principal of, interest on or any Additional Amounts payable in respect of any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, then, upon written notice of such default to the Company by the holders of such Senior Indebtedness or any trustee therefor and subject to certain rights of the Company to dispute such default and subject to proper notification of the Trustee, unless and until such default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of, interest on or any Additional Amounts payable in respect of the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of the Subordinated Debt Securities, other than those made in capital stock of the Company (or cash in lieu of

fractional shares thereof) pursuant to any conversion right of the Subordinated Debt Securities or otherwise.

     The term "Senior Indebtedness" is defined to mean Indebtedness (including the Senior Debt Securities) of the Company outstanding at any time except (a) any Indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Indebtedness is not senior in right of payment to the Subordinated Debt Securities, (b) the Subordinated Debt Securities, (c) any Indebtedness of the Company to a wholly-owned Subsidiary of the Company, (d) interest accruing after the filing of a petition initiating certain events of bankruptcy or insolvency unless such interest is an allowed claim enforceable against the Company in a proceeding under federal or state bankruptcy laws and (e) trade payables.

     If (i) without the consent of the Company, a court shall enter an order for relief with respect to the Company under the United States federal bankruptcy laws or a judgment, order or decree adjudging the Company a bankrupt or insolvent, or enter an order for relief for reorganization, arrangement, adjustment or composition of or in respect of the Company under the United States federal or state bankruptcy or insolvency laws or (ii) the Company shall institute proceedings for the entry of an order for relief with respect to the Company under the United States federal bankruptcy laws or for an adjudication of insolvency, or shall consent to the institution of bankruptcy or insolvency proceedings against it, or shall file a petition seeking, or seek or consent to reorganization, arrangement, composition or similar relief under any applicable law, or shall consent to the filing of such petition or to the appointment of a receiver, custodian, liquidator, assignee, trustee, sequestrator or similar official in respect of the Company or of substantially all of its property, or the Company shall make a general assignment for the benefit of creditors, then all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings and any Additional Amounts payable in respect thereof) will first be paid in full before any payment or distribution, whether in cash, securities or other property, is made on account of the principal of, interest on or any Additional Amounts payable in respect of the Subordinated Debt Securities. In such event, any payment or distribution on account of the principal of, interest on or any Additional Amounts payable in respect of Subordinated Debt Securities, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings and any Additional Amounts payable in respect thereof) has been paid in full. If any payment or distribution on account of the principal of, interest on or any Additional Amounts payable in respect of the Subordinated Debt Securities of any character, whether in

cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by any holder of any Subordinated Debt Securities in contravention of any of the terms of the Subordinated Indenture and before all the Senior Indebtedness shall have been paid in full, such payment or distribution of securities will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness then outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holders of Subordinated Debt Securities, together with the holders of any obligations of the Company ranking on a parity with the Subordinated Debt Securities, will be entitled to be repaid from the remaining assets of the Company the amounts at that time due and owing on account of unpaid principal of, interest on and any Additional Amounts payable in respect of the Subordinated Debt Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Company ranking junior to the Subordinated Debt Securities and such other obligations.

     By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness may receive more, ratably, than holders of the Subordinated Debt Securities. In addition, other creditors of the Company who are not holders of Subordinated Debt Securities or holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than holders of Subordinated Debt Securities. Such subordination will not prevent the occurrence of an Event of Default or limit the right of acceleration in respect of the Subordinated Debt Securities.

CERTAIN DEFINITIONS

     "ADDITIONAL AMOUNTS" shall mean any additional amounts that are required by a Debt Security, under circumstances specified therein, to be paid by the Company in respect of certain taxes imposed on certain holders of such Debt Securities, or as otherwise specified in the terms of such Debt Security, and that are owing to such holders.

     "CAPITALIZED LEASE OBLIGATION" means any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indentures, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

     "DEFAULT" shall mean any event that is, or after notice or passage of time or both would be, an Event of Default.

     "INDEBTEDNESS" means, with respect to any person, without duplication, (a) all liabilities of such person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business and which are not overdue by more than 90 days, but including, without limitation, all obligations, contingent or otherwise, of such person in connection with any letters of credit, banker's acceptance or other similar credit transaction, (b) all obligations of such person evidenced by bonds, notes, debentures or other similar instruments, (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business, (d) all obligations of such person arising under Capitalized Lease Obligations, (e) all Indebtedness referred to in the preceding clauses of other persons and all dividends of other persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured), (f) all guarantees of Indebtedness referred to in this definition by such person, (g) all Redeemable Capital Stock of such person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends, (h) all obligations under or in respect of Currency Agreements and Interest Rate Protection Obligations of such person (as such capitalized terms are defined in the Indentures), and (i) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) through (h) above. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indentures, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.


     "ISSUE DATE" shall mean, with respect to an Indenture, the first date on which a Debt Security is authenticated by the applicable Trustee pursuant to such Indenture.

     "LIEN" shall mean any mortgage, pledge, security interest, encumbrance, lien, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property or a security interest of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party or property leased to the Company or any of its

Subsidiaries under a lease that is not in the nature of a conditional sale or title retention agreement).

     "PERSON" shall mean any individual, corporation, partnership, limited partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

     "PROPERTY" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated financial statements of the Company and its Subsidiaries under GAAP.

     "REDEEMABLE CAPITAL STOCK" means any shares of any class or series of capital stock, that, either by the terms thereof, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the Stated Maturity with respect to the principal of any Note or is redeemable at the option of the holder thereof at any time prior to any such Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to any such Stated Maturity.

     "STATED MATURITY", when used with respect to any security or any installment of interest thereon, shall mean the date specified in such security as the fixed date on which the principal of such security or such installment of interest is due and payable.

     "SUBSIDIARY" of any Person shall mean (i) any Person of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more of the Subsidiaries of that Person or a combination thereof, and (ii) any partnership, joint venture or other Person in which such Person or one or more of the Subsidiaries of that Person or a combination thereof has the power to control by contract or otherwise the board of directors or equivalent governing body or otherwise controls such entity.


                   DESCRIPTION OF CAPITAL STOCK

     The Company is authorized by its Articles of Incorporation, as amended (the "Articles of Incorporation"), to issue 40,000,000 shares of Class A Common Stock, par value $.10 per share (the "Class A Common Stock"); 40,000,000 shares of Class B Common Stock, par value $.10 per share (the "Class B Common Stock"); and 5,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"). On December 28, 1997, the Company had issued and outstanding 21,374,396 shares of Class A Common Stock, 2,769,470 shares of Class B Common Stock and no shares of Preferred Stock.

     Shareholders' rights and related matters are governed by the Georgia Business Corporation Code, the Company's Articles of
Incorporation, and its Bylaws, as amended (the "Bylaws").
Certain provisions of the Articles of Incorporation and Bylaws of

the Company are summarized below and could have the effect of preventing a change in control of the Company. The cumulative effect of these provisions could make it more difficult for any person or entity to acquire or exercise control of the Company and to effect changes in management. The following summary is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws.

CLASS A AND CLASS B COMMON STOCK

     VOTING. The Class A Common Stock and Class B Common Stock have one vote per share on all matters submitted to the Company's shareholders. The holders of the Class B Common Stock have the right to elect the smallest number of directors that constitutes a majority of the entire Board of Directors; the holders of the Class A Common Stock elect the remaining directors. The holders of shares of both classes vote together as a class on all other matters submitted to the shareholders for a vote, except as otherwise required by law.

     CONVERSION. Shares of Class B Common Stock are convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder, and at other times upon the transfer of Class B shares to an ineligible shareholder. If the outstanding shares of Class B Common Stock fall below 10% of the aggregate outstanding shares of Class A and Class B Common Stock, then, immediately upon the occurrence of such event, all the outstanding Class B Common Stock will be automatically converted into Class A Common Stock, on a share-for-share basis.

     DIVIDENDS. Holders of Class A Common Stock are entitled to receive cash dividends on at least an equal per share basis as holders of Class B Common Stock if and when such dividends are declared by the Board of Directors of the Company from funds legally available therefor. In the case of any dividend paid in stock, holders of Class A Common Stock are entitled to receive the same percentage dividend (payable in shares of Class A Common Stock) as the holders of Class B Common Stock receive (payable in shares of Class B Common Stock).

     LIQUIDATION. Holders of Class A and Class B Common Stock share with each other on a ratable basis as a single class in the net assets of the Company available for distribution in respect of Class A and Class B Common Stock in the event of liquidation.

     OTHER TERMS. The holders of the Class A Common Stock and Class B Common Stock do not have preemptive rights enabling them to subscribe for or receive shares of any class of stock of the Company or any other securities convertible into shares of any class of stock of the Company. Except as otherwise summarized above, the holders of shares of both classes of Common Stock, as such, have the same rights and are subject to the same limitations.

CLASS B STOCK VOTING AGREEMENT

     Certain holders of Class B Common Stock of the Company have entered into a voting agreement (the "Voting Agreement") providing for certain of their Class B shares to be voted as a block in the manner determined by the record owners of a majority of the shares subject to the Voting Agreement. The Voting Agreement expires on April 13, 1998. The shares of Class B Common

Stock subject to the Voting Agreement exceed a majority of the outstanding shares of Class B Common Stock. Ray C. Anderson owns a majority of the shares subject to the Voting Agreement, and thus can direct the voting of the entire block. (The Voting Agreement also gives Mr. Anderson the right of first refusal to purchase any shares subject to the Voting Agreement that are proposed to be sold in the public market or in a private transaction.) Under the terms of the Class B Common Stock, its special voting rights to elect a majority of the Board members would terminate irrevocably if the total outstanding shares of Class B Common Stock ever comprises less than ten percent (10%) of the Company's total issued and outstanding shares of Class A and Class B Common Stock. On December 28, 1997, the outstanding Class B shares constituted approximately 11.5% of the total outstanding shares of Class A and Class B Common Stock.

PREFERRED STOCK

     GENERAL. Under the Articles of Incorporation, the Company's Board of Directors is authorized to create and issue up to 5,000,000 shares of Preferred Stock in one or more series and to determine the rights and preferences of each series, to the extent permitted by the Articles of Incorporation. As of the date of this Prospectus, no shares of Preferred Stock are outstanding.

     Reference is made to the applicable Prospectus Supplement relating to the series of any shares of Preferred Stock offered thereby and to the applicable amendment to the Articles of Incorporation establishing such series of Preferred Stock for specific terms, including: (i) the title and stated value of such Preferred Stock; (ii) the number of shares of such Preferred Stock offered, the liquidation preference per share and the initial offering price of such Preferred Stock; (iii) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (iv) the date from which dividends on such Preferred Stock shall accumulate, if applicable; (v) the procedures for any auction and remarketing, if any, for such Preferred Stock; (vi) the provisions for a sinking fund, if any, for such Preferred Stock;
(vii) the provisions for redemption, if applicable, of such Preferred Stock; (viii) any listing of such Preferred Stock on any public trading market; (ix) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Class A or Class B Common Stock of the Company, including the conversion price (or manner of calculation thereof); (x) a discussion of any material Federal income tax considerations applicable to such Preferred Stock; (xi) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (xii) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and (xiii) any other specific terms, preferences, rights (including, without limitation, voting rights), limitations or restrictions of such Preferred Stock.

     LIQUIDATION PREFERENCE. Unless otherwise specified in the applicable Prospectus Supplement, upon any liquidation, dissolution or winding up of the Company, whether voluntary or

involuntary, the holders of any series of Preferred Stock in respect of which this Prospectus is being delivered will have preference and priority over Class A or Class B Common Stock, and any other class of stock or series of a class of stock of the Company ranking on liquidation junior to such series of Preferred Stock, for payment out of the assets of the Company or proceeds thereof, whether from capital or surplus, in the amount set forth in the applicable Prospectus Supplement. After such payment, the holders of such series of Preferred Stock will be entitled to no other payments. If, in the case of any such liquidation, dissolution or winding up of the Company, the assets of the Company or proceeds thereof shall be insufficient to make the full liquidation payment in respect of such series of Preferred Stock and liquidating payments on any other series of Preferred Stock ranking as to liquidation on a parity with such series, then those assets and proceeds will be distributed among the holders of such series of Preferred Stock and any such other series of Preferred Stock ratably in accordance with the respective amounts that would be payable on such shares of such series of Preferred Stock and such other series of Preferred Stock if all amounts thereon were paid in full. A sale of all or substantially all of the Company's assets or a consolidation or merger of the Company with one or more corporations shall not be deemed to be a liquidation, dissolution or winding up of the Company.

DEPOSITARY SHARES

     GENERAL. The Company may, at its option, elect to issue fractional shares of Preferred Stock, rather than full shares of Preferred Stock. If such option is exercised, the Company may elect to have a Depositary issue receipts for Depositary Shares, each receipt representing a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below. The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement ("Deposit Agreement") between the Company and a Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of an offering of the Preferred Stock. In connection with the issuance of any series of Preferred Stock represented by Depositary Shares, the forms of Deposit Agreement and Depositary Receipt will be filed as exhibits to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibits.

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in

definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary
Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

     Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Receipts is entitled to have the Depositary deliver to such holder the whole shares of Preferred Stock relating to the surrendered Depositary Receipts. Holders of Depositary Shares will be entitled to receive whole shares of the related series of Preferred Stock on the basis set forth in the related Prospectus Supplement for such series of Preferred Stock, but holders of such whole shares will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related series of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

     DIVIDENDS AND OTHER DISTRIBUTIONS. The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     REDEMPTION OF DEPOSITARY SHARES. If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or ratably as may be determined by the Depositary.

     VOTING THE PREFERRED SHARES. Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting

rights pertaining to the amount of the Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

     AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect to the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts.

     CHARGES OF DEPOSITARY. The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

     MISCELLANEOUS. The Depositary will forward to the record holders of the Depositary Shares relating to such Preferred Stock all reports and communications from the Company which are delivered to the Depositary.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder, and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

     RESIGNATION AND REMOVAL OF DEPOSITARY. The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal

office in the United States and having a combined capital and surplus of at least $50,000,000.


CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION

     The Company's Articles of Incorporation eliminate, to the extent permitted under Georgia law, the liability of directors to the Company or its shareholders or any other person for monetary damages for breach of any duty as a director, whether as a fiduciary or otherwise. Georgia law provides that no provision in a corporation's articles of incorporation or bylaws shall eliminate or limit the liability of a director for (i) any appropriation, in violation of the director's duties, of any business opportunity of the corporation, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions or (iv) any transaction from which the director received an improper benefit. Liability for monetary damages would remain unaffected by the Articles of Incorporation if liability is based on any of these grounds. This provision of the Articles of Incorporation will limit the remedies available to a shareholder dissatisfied with a Board decision that is protected by this provision, and a shareholder's only remedy in such a circumstance may be to bring a suit to prevent the Board's action. In many situations, this remedy may not be effective, for example, when shareholders are not aware of a transaction or an event until it is too late to prevent it. In these cases, the shareholders and the Company could be injured by a Board decision and have no effective remedy.

TRANSFER AGENT


     The transfer agent for the Company's Common Stock is Wachovia Bank, N.A.

                       PLAN OF DISTRIBUTION

GENERAL

     The Company may sell the Securities (i) through underwriters or dealers; (ii) directly to one or more other purchasers; (iii) through agents; or (iv) to both investors and dealers through a specific bidding or auction process or otherwise. The Prospectus Supplement with respect to the Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Offered Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and any bidding or auction process. Any initial offering price and any discounts, commissions or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in an offering, the Offered Securities will be acquired by the underwriters for their own account. The Offered Securities may be sold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. The specific managing underwriter or underwriters, if any, will be set forth in the Prospectus Supplement relating to the Offered Securities, together with the members of the underwriting syndicate, if any. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Offered Securities if any are purchased.

     Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time. The Prospectus Supplement will set forth the name of any agent involved in the offer or sale of the Offered Securities in respect of which the Prospectus Supplement is delivered as well as any commissions or other compensation payable by the Company to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent is acting on a best efforts basis for the period of its appointment.

     Any underwriters, dealers or agents participating in the distribution of the Offered Securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Agents, dealers or underwriters may be entitled, under agreements entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and to contribution with respect to payments that the agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may engage in transactions with or perform services for the Company in the ordinary course of business.


     The Offered Securities, other than any Common Stock, will be a new issue or issues of securities with no established trading market. Any Common Stock issued by the Company pursuant to this Registration Statement will be quoted on The Nasdaq Stock Market. Unless otherwise indicated in a Prospectus Supplement, the Company does not currently intend to list any Offered Debt Securities on any securities exchange or other public trading market. No assurance can be given that the underwriters, dealers or agents, if any, involved in the sale of the Offered Securities will make a market in such Offered Securities. Whether or not any of the Offered Securities are listed on a national securities exchange or other public trading market, or the underwriters, dealers or agents, if any, involved in the sale of the Offered Securities make a market in such Offered Securities, no assurance can be given as to the liquidity of the trading market for such Offered Securities.

DELAYED DELIVERY ARRANGEMENTS

     If so indicated in the Prospectus Supplement, the Company may authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with whom such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to the approval of the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such agents will not have any responsibility in respect of the validity or performance of such contracts.

                          LEGAL MATTERS

     Certain legal matters regarding the validity of the Securities offered hereby will be passed upon for the Company by Kilpatrick Stockton LLP, Atlanta, Georgia. Certain legal matters relating to this offering will be passed upon for the underwriters, if any, by Smith, Gambrell & Russell, LLP, Atlanta, Georgia, or such other firm as may be identified in an applicable Prospectus Supplement. As of December 31, 1997, attorneys at Kilpatrick Stockton LLP who worked on the preparation of the Prospectus beneficially owned in the aggregate 5,000 shares of the Company's outstanding Class A and Class B Common Stock.

                             EXPERTS

     The consolidated financial statements and schedule incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated hereby by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                             PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND REGISTRATION.

     The expenses of the Registrant in connection with the registration and distribution of the securities being registered are set forth in the following table. All of the amounts shown are estimated except for the registration fees of the Securities and Exchange Commission (the "Commission") and the NASD filing fee:

     Securities and Exchange Commission Registration Fee ...  $ 88,500

     NASD Filing Fee .......................................       *
     Legal Fees and Expenses ...............................       *
     Accountants' Fees and Expenses ........................       *
     Blue Sky Fees and Expenses ............................       *
     Printing Expenses .....................................       *
     Transfer Agent and Registrar Fees .....................       *
                                                               -------
     Miscellaneous .........................................       *
          Total ............................................  $    *
                                                               -------
__________________
* To be filed by amendment.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As provided under Georgia law, the Registrant's Articles of Incorporation, as amended (the "Articles of Incorporation") provide that a director shall not be personally liable to the Registrant or its shareholders for monetary damages for breach of duty of care or any other duty owed to the Registrant as a director, except that such provision shall not eliminate or limit the liability of a director (a) for any appropriation, in violation of his duties, of any business opportunity of the Registrant, (b) for acts or omissions which involve intentional misconduct or a knowing violation of law, (c) for unlawful corporate distributions, or (d) for any transaction from which the director received an improper benefit.

     Under Article VII of the Registrant's Bylaws, as amended (the "Bylaws"), the Registrant is authorized to indemnify its officers and directors for any liability and expense incurred by them in connection with or resulting from any threatened, pending or completed legal action or other proceeding or investigation by reason of his being or having been an officer or director. An officer or director may only be indemnified if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to a criminal matter, he did not have reasonable cause to believe that his conduct was unlawful. No officer or director who has been adjudged liable for the improper receipt of a personal benefit is entitled to indemnification.

     Any officer or director who has been wholly successful on the merits or otherwise in an action or proceeding in his official capacity is entitled to indemnification as to expenses by the Registrant. All other determinations in respect of

indemnification shall be made by either: (i) a majority vote of a quorum of disinterested directors; (ii) independent legal counsel selected in accordance with the Bylaws and at the request of the Board; or (iii) the holders of a majority of the Registrant's stock who at such time are entitled to vote for the election of directors.

     The provisions of the Registrant's Bylaws on indemnification are consistent in all material respects with the laws of the State of Georgia, which authorize indemnification of corporate officers and directors.

     The Registrant's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.
Item 16.  Exhibits.

     The following exhibits are filed as part of this Registration Statement:

     Exhibit
     Number         Description of Exhibit

      1.1           Form of Underwriting agreement for Debt Securities.*

      1.2           Form of Underwriting Agreement for Preferred Stock. **

      1.3           Form of Underwriting Agreement for Common Stock.**

      3.1 Articles of Incorporation (composite as of September 8, 1988) (included as Exhibit 3.1 to the Company's annual report on Form 10-K for the year ended January 3, 1993 (the "1993 10-K") previously filed with the Commission and incorporated herein by reference) and Articles of Amendment (Series A Preferred Stock Designation), dated June 17, 1993 (included as Exhibit 4.1 to the Company's current report on Form 8-K, filed with the Commission on July 7, 1993 and incorporated herein by reference).

      3.2 Bylaws, as amended (included as Exhibit 3.2 to the Company's quarterly report on Form 10-Q for the quarter ended April 1, 1990, previously filed with the Commission and incorporated herein by reference).

      4.1           Form of Indenture for senior debt securities.*

      4.2           Form of Indenture for subordinated debt securities.*

      4.3           Form of Articles of Amendment to Articles of
                    Incorporation setting forth the designation of rights and preferences for the Preferred Stock.**

      4.4           Form of Deposit Agreement and Depositary Receipt.**

      5             Opinion of Kilpatrick Stockton LLP.*

      12 Statement on the Computation of Ratio of Earnings to Fixed Charges.

      23.1          Consent of BDO Seidman, LLP.

      23.2 Consent of Kilpatrick Stockton LLP (included in Exhibit 5).

      24            Power of Attorney (set forth on signature page).

      25 Statement of eligibility and qualification of First Union National Bank Trustee.*

___________________________

      *    To be filed by Amendment to this Registration Statement.

      ** To be filed as an exhibit to Form 8-K in reference to the specific offering of Securities, if any, to which it relates.


ITEM 17.  UNDERTAKINGS.

(a)  The undersigned Registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement:

          (i)  To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933, as amended (the
"Securities Act");

          (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned Registrant hereby undertakes:

     1. To use its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of Section 10(a) of the Securities Act, and relating to the securities offered at competitive bidding, as contained in the Registration Statement, together with any supplements thereto.

     2. To file an amendment to the Registration Statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by Form S-3, not later than the first use, authorized by the Registrant after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the Registrant and no reoffering of such securities by the purchasers is proposed to be made.

(c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of the Articles of Incorporation or Bylaws or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e)   The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                            II-4


      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(f) The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection 9a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations presecribed by the Commission under Section 305(b)(2) of the Act.


                            SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on February 18, 1998.



                                   INTERFACE, INC.



                                   By: /s/ Ray C. Anderson
                                      Ray C. Anderson, Chairman of the Board
                                        and Chief Executive Officer

     Each person whose signature appears below hereby constitutes and appoints Ray C. Anderson and Daniel T. Hendrix, and either of them, his true and lawful attorneys-in-fact with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to cause the same to be filed, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing whatsoever requisite and desirable to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities indicated, on the 18th day of February, 1998.


           Signature                        Title
           ---------                        -----

/s/Ray C. Anderson                 Chairman of the Board and Chief
Ray C. Anderson                    Executive Officer
                                   (Principal Executive Officer)


/s/ Daniel T. Hendrix             Senior Vice President, Chief
Daniel T. Hendrix                 Financial Officer and Director
                                  (Principal Financial and
                                  Accounting Officer)


/s/ Brian L. DeMoura              Director
Brian L. DeMoura


/s/ Charles R. Eitel              Director
Charles R. Eitel

/s/ Donald E. Russell             Director
Donald E. Russell


_____________________________     Director
John H. Walker


/s/ Gordon D. Whitener            Director
Gordon D. Whitener


_____________________________     Director
Dianne Dillon-Ridgley


/s/ Carl I. Gable                 Director
Carl I. Gable


_____________________________     Director
June M. Henton


/s/ J. Smith Lanier, II           Director
J. Smith Lanier, II


_____________________________     Director
Leonard G. Saulter

_____________________________     Director
Clarinus C. Th. van Andel